Exhibit 99.1

SEPARATION AGREEMENT
AND GENERAL RELEASE

This Agreement is entered into as of October 9, 2003 between Matthew J. Rodgers (“Rodgers”) and Labor Ready, Inc. (the “Company”) in order to memorialize the severance of their relationship and mutually agreed cancellation of the Executive Employment Agreement between Rodgers and the Company dated February 21, 2001 (the “Employment Contract”), and to resolve any disputes between the parties. In consideration of the mutual promises below, the Company and Rodgers agree as follows:

1.               Separation.  Rodgers resigned as Executive Vice President and Chief Operating Officer of the Company, and as a director of Labor Ready Temporary Services UK Limited, effective June 9, 2003  (the “Termination Date”).

2.               Compensation.

a)              Subject to Rodgers’s compliance with all of the terms and conditions of this Agreement and in consideration for the cancellation of the Employment Contract, the Company will pay Rodgers the amount of Twenty Five Thousand Dollars ($25,000.00) per month from July 6, 2003 until February 21, 2006.  Payment for any partial month shall be prorated. Within five (5) business days after expiration of the Revocation Period described in Section 10 below, the Company shall pay Rodgers the amount accrued from July 6, 2003 to expiration of the Revocation Period. Thereafter, the payments shall be paid monthly in accordance with the schedule of payments attached hereto as Exhibit “A.” None of these payments shall be characterized as “wages.” Labor Ready shall issue a Form 1099 for these payments. Rodgers shall be solely responsible for the tax consequences of these payments and shall indemnify Labor Ready with respect to any such tax consequences.

(b)         In addition, if Rodgers elects COBRA coverage, the Company will bear a pro rata portion of the cost of that coverage (in the same ratio as was paid while an employee) for up to a maximum of twelve (12) months. If Rodgers becomes eligible at any time for family health insurance with a new employer, the Company’s obligation to pay for coverage shall cease.

(c)          The parties acknowledge that Rodgers was originally granted stock options for 300,000 shares under the terms of the Employment Contract, and that Rodgers previously exercised 150,000 of these options, leaving options for 150,000 shares remaining unexercised under the Employment Contract. All 150,000 of these remaining options shall be deemed fully vested as of June 9, 2003, and shall expire on June 9, 2008 if not sooner exercised.  These options will become exercisable upon expiration of the Revocation Period; however, Rodgers agrees that he will not exercise more than 10,000 options in any single day without the prior written consent of the Company’s chief executive officer. With respect to stock options granted outside the Employment Contract, there shall be no further vesting after the Termination Date and all such options have expired.

(d)         All business expenses incurred by Rodgers have been reimbursed.  No further reimbursements for expenses will be made to Rodgers.

(e)          Rodgers agrees that he is not entitled to any compensation or benefit from the Company not expressly provided in this Agreement, including without limitation any bonus, any vehicle or other allowance, any vacation benefits, or participation in 401(k), ESPP or other employee benefit plan.

3.               Confidential Information.  For purposes hereof, “Confidential Information” includes:

(a)          The ideas, methods, techniques, formats, specifications, procedures, designs, systems, processes, data and software products which are unique to the Company;

(b)         All customer, marketing, pricing and financial information pertaining to the business of the Company;

(c)          All of the Company’s operations, sales and training manuals;

(d)         All other information which is similar to the foregoing; and

(e)          All information which is marked as confidential or explained to be confidential or which, by its nature, is confidential.

Rodgers recognizes the importance of protecting the confidentiality and secrecy of Confidential Information and, therefore, agrees to use his best efforts to protect Confidential Information from unauthorized disclosure to other persons.  Rodgers understands that protecting Confidential Information from unauthorized disclosure is critically important to the success and competitive advantage of the Company and that the unauthorized disclosure of Confidential Information would greatly damage the Company.

Rodgers agrees not to disclose any Confidential Information to others or use any Confidential Information for his own benefit.  Rodgers further warrants that he has returned all Confidential Information and other Company property in his possession, whether in paper, electronic or other form.

4.               Covenants Against Competition.  Rodgers agrees that, until February 21, 2008, Rodgers shall not, for any reason whatsoever, directly or indirectly, for himself or on behalf of, or in conjunction with, any other person, persons, company, partnership, corporation or business entity:

(a)          Call upon, divert, influence or solicit or attempt to call, divert, influence or solicit any customer of the Company;

(b)         Divulge the names and addresses or any information concerning any customer of the Company;

(c)          Solicit, induce or otherwise influence or attempt to solicit, induce or otherwise influence any employee of the Company to leave his or her employment; or

(d)         Own, manage, operate, control, be employed by, participate in, invest in or be connected in any manner with the ownership, management, operation or control of the same, similar, or related line of business as that carried on by the Company as of the date hereof.

The parties acknowledge and agree that Rodgers’s participation or employment in the fields of medical, health care, mental health, rehabilitative, convalescence, nursing home, home health care and similar health care related staffing shall not be deemed a violation of this covenant not to compete.

The time period applicable to the covenants contained herein shall not include any period(s) of violation of any covenant or any period(s) of time required for any successful litigation to enforce any covenant.

Rodgers acknowledges that irreparable damage will result to the Company in the event of the breach of any covenant contained herein and Rodgers agrees that in the event of any such breach, the Company shall be entitled, in addition to any and all other legal or equitable remedies and damages, to a temporary and/or permanent injunction to restrain the violation thereof by Rodgers.

Rodgers and the Company acknowledge that a material portion of the payments provided for in Section 2 above represents consideration for the ongoing covenants set forth in this Section 4.  Rodgers and the Company further agree and acknowledge that said covenants are reasonably necessary to protect the Company’s legitimate business interests, that the imposition upon Rodgers is reasonable, and that Rodgers’s skills are not limited to the business in which the Company is engaged. If the provisions set forth above are nonetheless adjudged by an arbitrator or court to be too broad to be enforceable, then the area and/or length of time shall be reduced to such area and time as shall be enforceable, and Rodgers’s right to continue receiving payments and benefits under Section 2 above shall immediately terminate.

5.               Additional Terms and Conditions.  The Company and Rodgers expressly agree to all of the following terms and conditions:

(a)          Rodgers shall not issue or make any written or verbal statement to anyone which addresses the Company or his employment with the Company in a negative or derogatory manner.  Nothing in this provision shall limit the rights of Rodgers to comply with any legal obligations or to testify truthfully in response to subpoena or legitimate governmental investigation, or any arbitration or litigation arising out of a breach of this Agreement, or to advise counsel in preparation for such legal proceedings. Nothing in this provision is intended to prevent Rodgers from confiding in legal counsel in order to obtain legal advice or take legal action which Rodgers deems appropriate in case of a breach of this Agreement.

(b)         The Company shall limit the information it divulges to prospective employers seeking employment references for Rodgers to (i) period of employment, (ii) job title and responsibilities at time of separation, and (iii) salary at time of separation.

(c)          Rodgers shall not discuss the Company in any public forum including without limitation with any member of the press, before any group or in any Internet posting.

(d)         Except to the extent required in SEC filings or otherwise by law, the Company shall not discuss Rodgers in any public forum including without limitation with any member of the press, before any group or in any Internet posting.

(e)          For two (2) years after the Termination Date, Rodgers shall cooperate with the Company on an as-requested basis in any matters which in management’s reasonable judgment require Rodgers’s involvement. It is intended that such involvement shall be occasional (e.g., providing testimony in legal proceedings in which Rodgers may have factual knowledge), and the Company shall use good faith efforts to schedule any such involvement so as to minimize the burden and disruption on Rodgers. Rodgers agrees that he shall ensure that the Company is furnished with sufficient details to enable the Company to contact Rodgers.

6.               Default. In the event either party shall breach its obligations hereunder, which breach is not cured within thirty (30) days after written notice to the other party, the breaching party shall be deemed in default.

7.               Remedies. Rodgers expressly acknowledges that all of the payments and benefits to be made by the Company hereunder are specifically conditioned upon Rodgers’s strict compliance with all of the terms and conditions of this Agreement.  In the event of Rodgers’s default hereunder, and if Rodgers is still then receiving payments and benefits from the Company, his right to continue receiving such payments and benefits will immediately be suspended. The Company shall not thereby be deemed to have elected its remedies and the Company shall be entitled to exercise all remedies available at law or in equity to enforce this Agreement and to recover its damages; provided, however, that the Company shall not be entitled to consequential damages.

The Company expressly acknowledges that all of the covenants and obligations to be complied with by Rodgers hereunder are specifically conditioned upon the

Company’s strict compliance with all of the terms and conditions of this Agreement. In the event of the Company’s default hereunder, the Company’s right to compel Rodgers’s performance hereunder will immediately be suspended. Rodgers shall not thereby be deemed to have elected his remedies and Rodgers shall be entitled to exercise all remedies available at law or in equity to enforce this Agreement and to recover his damages; provided, however that Rodgers shall not be entitled to consequential damages.

8.               Mutual Release.  To the fullest extent of the law, Rodgers, on behalf of himself and his marital community, heirs, executors, administrators and assigns, and Company, on behalf of its officers, directors, shareholders and assigns, expressly waive, release and acknowledge satisfaction of all claims of any kind against the other party, its affiliates, subsidiaries and related entities, their predecessors, successors and assigns, and their present and former directors, officers, employees and agents, in their individual and representative capacities (collectively “Released Parties”).  This release is comprehensive and includes all claims (including claims to attorneys’ fees), damages, causes of action or disputes, whether known or unknown, based upon acts or omissions occurring or that could be alleged to have occurred on or prior to the execution of this Agreement.  This release includes, but is not limited to, any action arising under common law or under any federal, state, or local statute or ordinance, or in connection with the Employment Contract.  This release includes, but is not limited to, tort claims, claims for wrongful discharge, contract breach, violation of the Age Discrimination in Employment Act (as amended by the Older Workers Benefit Protection Act), the Americans with Disabilities Act, Title VII of the Civil Rights Act, or the Washington Law Against Discrimination.

The foregoing notwithstanding, Rodgers does not relinquish any rights he may have with respect to stock option grants previously made to Rodgers, any indemnification rights pursuant to the Company’s Articles of Incorporation or Bylaws or the Washington Business Corporation Act, or claims Rodgers may have with regard to vested benefits under ERISA.

9.               Representation Concerning Claims.  Rodgers represents that he has not filed any complaint, charge or action against the Company or the other Released Parties with any local, state or federal agency or court arising from this employment relationship with the Company and that he will not do so at any time hereafter.

10.         Opportunity to Review.  In compliance with the terms of the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act (“ADEA”), Rodgers is advised to consult an attorney regarding the terms and legal effect of this Agreement prior to signing this document.  Rodgers also understands that Rodgers has twenty-one (21) days after receipt hereof to review this Agreement and to consider the terms of this Agreement and to determine whether or not to sign this Agreement.  If Rodgers does not sign and deliver this Agreement within said 21 days, any offer represented hereby shall be deemed revoked and of no further force or effect. Signature by Rodgers prior to the expiration of this period is agreed by Rodgers to constitute a waiver of the remaining consideration period. Should Rodgers decide to sign this Agreement, Rodgers also understands that he has seven (7) days from the date Rodgers executes this Agreement to revoke the waiver of his claims, if any, under the ADEA (the “Revocation Period”). If Rodgers does not revoke this Agreement within the Revocation Period, this Agreement shall become fully effective and the payment referred to herein shall become payable as stated herein.  If Rodgers does revoke this Agreement, the Company’s obligations hereunder shall be null and void.

11.         Knowing and Voluntary.  This Agreement represents the compromise of uncertain claims pursuant to arms-length negotiation. Rodgers expressly acknowledges that he understands all of the provisions of this Agreement, and that he is knowingly and voluntarily entering into this Agreement after having the opportunity to seek the advice of counsel.

12.         Agreement to Arbitrate.  Any claim by either party arising out of or relating to this Agreement, the breach of this Agreement or Rodgers’s employment, must be submitted to and resolved by binding arbitration; except that any claim by the Company for injunctive relief for violations of obligations in Section 3, Section 4, and Section 5 above shall not first have to be submitted to arbitration. Any arbitration between the parties will be administered by the American Arbitration Association under its Employment Arbitration Rules at the American Arbitration Association Office nearest Rodgers’s place of employment with Company.  The award entered by the arbitrator will be final and binding in all respects, and judgment on the award may be entered in any Court having jurisdiction.  Where required by law, Company will pay for the expense of arbitration that Rodgers would not be required to bear, if the action was brought in court.

13.         Notices. Any notice required or appropriate hereunder shall be sent by certified mail, postage prepaid, return receipt requested, to the appropriate address as set forth below. Any such notice shall be deemed received on the earlier of (a) actual receipt, or (b) two business days after deposited in the U.S. mail.

Company:	Rodgers:

Labor Ready, Inc.	Matthew J. Rodgers
P.O. Box 2910
Tacoma, WA 98401
Attn: General Counsel

14.         Governing Law.  This Agreement is made and entered into in the State of Washington and shall in all respects be interpreted, enforced and governed under the laws of the State of Washington.  Venue for any legal action in connection with claims for injunctive relief will be limited exclusively to the State of Washington Superior Court for Pierce County or the U.S. District Court for the Western District of Washington at Tacoma.  Rodgers agrees to submit to the personal jurisdiction of the

State of Washington and agrees to waive any objection to personal jurisdiction in these courts.

15.         Effect of Invalidity.  Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, the legality, validity and enforceability of the remaining parts, terms or provisions shall not be effected thereby and any said illegal, unenforceable or invalid part, term or provision shall be deemed to be revised in the legal, enforceable and valid manner which most closely reflects the intention of the parties.

16.         Entire Agreement.  This Agreement sets forth the entire agreement between the parties and fully supersedes any and all prior agreements or understandings between these parties pertaining to this subject matter. The Employment Contract shall be deemed terminated and of no force and effect upon mutual execution hereof.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set forth above.

COMPANY:		RODGERS:

LABOR READY, INC.,
a Washington corporation

By:	/s/ Joseph P. Sambataro, Jr.	/s/ Matthew J. Rodgers
	Joseph P. Sambataro, Jr.	MATTHEW J. RODGERS
President and Chief Executive Officer

EXHIBIT “A”

Matt Rodgers Future Payments:		Pay Date	Thru Date

1	25,000	TBD per contract	8/6/2003
2	25,000	TBD per contract	9/6/2003
3	25,000	TBD per contract	10/6/2003
4	25,000	11/6/2003	11/6/2003
5	25,000	12/6/2003	12/6/2003
6	25,000	1/6/2004	1/6/2004
7	25,000	2/6/2004	2/6/2004
8	25,000	3/6/2004	3/6/2004
9	25,000	4/6/2004	4/6/2004
10	25,000	5/6/2004	5/6/2004
11	25,000	6/6/2004	6/6/2004
12	25,000	7/6/2004	7/6/2004
13	25,000	8/6/2004	8/6/2004
14	25,000	9/6/2004	9/6/2004
15	25,000	10/6/2004	10/6/2004
16	25,000	11/6/2004	11/6/2004
17	25,000	12/6/2004	12/6/2004
18	25,000	1/6/2005	1/6/2005
19	25,000	2/6/2005	2/6/2005
20	25,000	3/6/2005	3/6/2005
21	25,000	4/6/2005	4/6/2005
22	25,000	5/6/2005	5/6/2005
23	25,000	6/6/2005	6/6/2005
24	25,000	7/6/2005	7/6/2005
25	25,000	8/6/2005	8/6/2005
26	25,000	9/6/2005	9/6/2005
27	25,000	10/6/2005	10/6/2005
28	25,000	11/6/2005	11/6/2005
29	25,000	12/6/2005	12/6/2005
30	25,000	1/6/2006	1/6/2006
31	25,000	2/6/2006	2/6/2006
32	12,500	2/21/2003	2/21/2003

	787,500